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                                 SCHEDULE TO / A

SECOND AMENDMENT TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           SOUTHSIDE BANCSHARES CORP.
                            (Name of Subject Company)

                           SOUTHSIDE BANCSHARES CORP.
                       (Name of Filing Person, the Issuer)

                           COMMON STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                    844700104
                      (CUSIP Number of Class of Securities)

                               Thomas M. Teschner,
                      President and Chief Executive Officer
                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116
                                 (314) 776-7000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                             JOHN K. PRUELLAGE, ESQ.
                          LEWIS, RICE & FINGERSH, L.C.
                               500 NORTH BROADWAY
                                   SUITE 2000
                            ST. LOUIS, MISSOURI 63102
                                 (314) 444-7600

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                            CALCULATION OF FILING FEE

Transaction valuation (1)                               Amount of filing fee:*

         $18,000,003                                            $3,600
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(1)      Calculated solely for purposes of determining the filing fee, based on the purchase of 1,469,388 shares of common stock of Southside Bancshares Corp. at the maximum tender offer purchase price of $12.25 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         *Amount Previously Paid:  $3,600
         Form or Registration Number: N/A
         Filing Party:     N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment the Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

                                 AMENDMENT NO. 2

         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Southside Bancshares Corp, a Missouri corporation ("Southside"), on January 8, 2001 in connection with Southside's offer to purchase for cash up to 1,100,000 (or such greater number of shares as Southside may elect to purchase pursuant to the offer not to exceed 1,469,388) shares of its common stock, par value $1 per share (the "Shares") at a purchase price not greater than $12.25 and not less than $10.75 per share (the "Offer").

ITEMS 1 AND 4     SUMMARY TERM SHEET; TERMS OF THE TRANSACTION

         The Offer, which was originally scheduled to expire on February 14, 2001 and was subsequently amended to expire on March 14, 2001, has been further extended and is now scheduled to expire on May 1, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 13, 2001

                                  SOUTHSIDE BANCSHARES CORP

                                  By:      /s/ Thomas M. Teschner
                                     -------------------------------------------

                                           Thomas M. Teschner

                                           President and Chief Executive Officer





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